

Information about DBRS Credit Analysts and Persons Who Supervise Credit Analysts[1]

As of March 14th, DBRS had a total of 475 Credit Analysts, 110 of whom were Credit Analyst Supervisors

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Credit Analysts (Including Credit Analyst Supervisors) – Current Total Number = 365

Intern

Working towards a bachelor's degree in financial engineering, mathematics, finance, economics, computer science or any other related field. Individuals are self-starters with a high attention to detail and excellent written and verbal communication skills.

Analyst

A BA degree is generally required for this position, and enrollment in the CFA program is a plus. Individuals have 0 – 3 years experience and must have financial statement analytical abilities, spreadsheet skills and an understanding of basic financial concepts.

Senior Financial Analyst

This position typically requires an undergraduate or master's degree, with enrollment in the CFA program as a plus. An individual is also required to have 2 – 5 years of experience as well as strong research skills, financial statement analytical abilities, spreadsheet skills, a good understanding of basic financial concepts and growing industry knowledge.

Assistant Vice President

This position also typically requires an undergraduate or master's degree, with a CFA and/or other related professional designation as a plus. An individual is required to have 5-7 years of experience as well as strong analytical skills, strong research skills, strong financial statement analytical abilities, a solid understanding of basic financial concepts, solid industry knowledge and growing financial markets knowledge, good communication skills, and developing relationship management skills.

Vice President

An individual in this position typically has more than 7-8 years of experience since graduation from a graduate degree program or has a comparable combination of education and related experience as an analyst. This position requires solid analytical skills, strong writing abilities, good communication skills, solid knowledge of his/her industry and the financial markets and good relationship management skills.

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[1] These figures relate to credit analysts and credit analyst supervisors at Morningstar Credit Ratings, LLC ("MCR") (U.S.), DBRS Inc. (U.S.), DBRS Limited (Canada), DBRS Ratings Limited (UK), and DBRS Ratings GmbH (Germany and Madrid). Of the credit rating analysts, 155 are employed by MCR, including 36 credit analyst supervisors.



Credit Analyst Supervisors – Current Total Number = 110

Senior Vice President
An individual in this position typically has a minimum of 10 years of experience since graduation from a graduate degree program or has an equivalent combination of education and experience as an analyst. Outstanding analytical abilities, strong relationship management skills, excellent writing skills, excellent communication skills and in-depth knowledge of his/her industry and the financial markets are required for this position.

Vice President
An individual in this position typically has more than 8-9 years of experience since graduation from a graduate degree program or has a comparable combination of education and related experience as an analyst. This position requires solid analytical skills, strong writing abilities, good communication skills, solid knowledge of his/her industry and the financial markets and good relationship management skills, as well as the ability to manage and mentor junior analysts.

Senior Vice President
An individual in this position typically has a minimum of 10 years of experience since graduation from a graduate degree program or has an equivalent combination of education and experience as an analyst. Outstanding analytical abilities, strong relationship management skills, excellent writing skills, excellent communication skills, in-depth knowledge of his/her industry and the financial markets and a strong ability to manage and mentor junior analysts are also required.

Managing Director
An individual in this position typically has a minimum of 15 years of experience since graduation from a graduate degree program or has an equivalent combination of education and experience as an analyst. This position also requires extremely strong analytical skills, significant in-depth knowledge of his/her industry and the financial markets, strong management/leadership skills and ability to mentor junior analysts, excellent relationship management abilities and highly developed communication skills. A member of "DBRS Management" is expected to think beyond his/her own sector and assist with the development of DBRS and its strategies on a wider scale. Manages an Industry or Product Group and able to provide appropriate analytical guidance to the Group/Team as needed.

Each of these positions has direct reports who are analysts.